Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Lufax Holding Ltd

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6623)

(NYSE Stock Ticker: LU)

DATE OF BOARD MEETING

The board of directors (the “Board”) of Lufax Holding Ltd (the “Company”, together with its subsidiaries and consolidated affiliated entities, the “Group”) hereby announces that a meeting of the Board will be held on Monday, August 21, 2023, for the purposes of, among other matters, considering and approving the unaudited interim results of the Group for the six months ended June 30, 2023 and its publication, and considering the payment of an interim dividend, if any.

By Order of the Board
Lufax Holding Ltd
Yong Suk CHO
Chairman of the Board and Chief Executive Officer

Hong Kong, August 9, 2023

As at the date of this announcement, the Board comprises Mr. Yong Suk CHO and Mr. Gregory Dean GIBB as the executive directors, Mr. Yonglin XIE, Ms. Xin FU and Mr. Yuqiang HUANG as the non-executive directors and, Mr. Rusheng YANG, Mr. Weidong LI, Mr. Xudong ZHANG and Mr. David Xianglin LI as the independent non-executive directors.